SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2016

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):         .)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):         .)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1	Announcement dated November 25, 2016 in respect of Renewal of Continuing Connected Transactions.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and usage arrangements with China Tower Corporation Limited;

•	effects of the imposition of and changes in value-added tax relating to the PRC telecommunications business;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing state-owned enterprises and their directors, officers and employees; and

•	changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: November 28, 2016

	By:	/s/ Yung Shun Loy Jacky
Name: Yung Shun Loy Jacky
Title: Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcements of the Company dated 24 October 2013 and 21 August 2015 in relation to the continuing connected transactions entered into between CUCL and Unicom Group, including the transactions under the 2013 Comprehensive Services Agreement. The 2013 Comprehensive Services Agreement will expire on 31 December 2016.

The Board announces that on 25 November 2016, CUCL and Unicom Group entered into the 2016 Comprehensive Services Agreement, pursuant to which, CUCL and Unicom Group agreed to provide services to each other or by one to the other, including (i) telecommunications resources leasing; (ii) property leasing; (iii) value-added telecommunications services; (iv) materials procurement services; (v) engineering design and construction services; (vi) ancillary telecommunications services; (vii) comprehensive support services; (viii) shared services; and (ix) financial services. The above continuing connected transactions will be for a term of three years from 1 January 2017 to 31 December 2019. The services referred to in items (i) to (viii) are existing continuing connected transactions and their respective terms (except the pricing terms) are substantially the same as those set out in the 2013 Comprehensive Services Agreement. The relevant pricing terms were elaborated or amended with a view to complying with the guidance letter on pricing policies for continuing connected transactions and their disclosure published by the Stock Exchange in March 2014 and aligning them with the transactions contemplated under the 2016 Comprehensive Services Agreement. The financial services referred to in item (ix) are new continuing connected transactions, including deposit services, lending and other credit services, and other financial services.

LISTING RULES IMPLICATIONS

Unicom Group is the ultimate parent company of the Company and, as at the date of this announcement, indirectly controls approximately 74.36% of the issued share capital of the Company through its shareholdings in Unicom BVI and Unicom Group BVI, which directly hold 40.61% and 33.75% of the issued share capital of the Company, respectively. As CUCL is a member of the Group and Unicom Group is a connected person of the Company, the transactions contemplated under the 2016 Comprehensive Services Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

As the highest of the applicable percentage ratios (other than the profits ratio) in respect of the annual caps for each of the continuing connected transactions referred to in items (i) to (viii) above contemplated under the 2016 Comprehensive Services Agreement will, on an annual basis, be more than 0.1% but less than 5%, such continuing connected transactions are only subject to the reporting, announcement and annual review requirements under Rule 14A.76(2) of the Listing Rules but exempt from the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. Particulars of these transactions will be included in the relevant annual report of the Company in accordance with Rules 14A.49 and 14A.71 of the Listing Rules.

In respect of the lending and other credit services to be provided by CUCL or its subsidiaries to Unicom Group, such services will be on normal commercial terms or better and are in the interests of the Group. As the highest applicable percentage ratio for the cap of the lending and other credit services (calculated using the daily lending and other credit services balance (including accrued interest)) exceeds 0.1% but is less than 5%, the provision of the lending and other credit services is subject to the reporting, announcement and annual review requirements under Rule 14A.76(2) of the Listing Rules but exempt from the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. Particulars of such transactions will be included in the relevant annual report of the Company in accordance with Rules 14A.49 and 14A.71 of the Listing Rules.

In respect of the deposit services to be provided by CUCL or its subsidiaries to Unicom Group will be on normal commercial terms or better and are in the interests of the Group, and no security over the assets of the Group is or will be granted in respect of the provision of such deposit services, the provision of the deposit services to be provided by CUCL or its subsidiaries to Unicom Group is fully exempt from reporting, announcement, annual review and independent shareholders’ approval requirements pursuant to Rule 14A.90 of the Listing Rules, and no cap is required to be set in this regard.

In respect of the provision of other financial services by CUCL or its subsidiaries to Unicom Group, such services will be carried out on normal commercial terms or better and are in the interests of the Group. As each of the applicable percentage ratios for the total annual amount of the service fees in each year during the term of the 2016 Comprehensive Services Agreement is expected to be below 0.1%, the provision of other financial services by CUCL or its subsidiaries to Unicom Group is fully exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements pursuant to Rule 14A.76(1) of the Listing Rules.

The Board (including the independent non-executive Directors but excluding the Directors who have voluntarily abstained from voting) is of the view that the 2016 Comprehensive Services Agreement and any transactions contemplated thereunder are entered into in the ordinary and usual course of business of the Company and the terms of the 2016 Comprehensive Services Agreement are on normal commercial terms or better. The terms of the 2016 Comprehensive Services Agreement and the applicable annual caps are all fair and reasonable and in the interests of the Company and the Shareholders as a whole.

1.	INTRODUCTION

Reference is made to the announcements of the Company dated 24 October 2013 and 21 August 2015 in relation to the continuing connected transactions entered into between CUCL and Unicom Group, including the transactions under the 2013 Comprehensive Services Agreement. The 2013 Comprehensive Services Agreement will expire on 31 December 2016.

The Board announces that on 25 November 2016, CUCL and Unicom Group entered into the 2016 Comprehensive Services Agreement, pursuant to which, CUCL and Unicom Group agreed to provide services to each other or by one to the other, including (i) telecommunications resources leasing; (ii) property leasing; (iii) value-added telecommunications services; (iv) materials procurement services; (v) engineering design and construction services; (vi) ancillary telecommunications services; (vii) comprehensive support services; (viii) shared services; and (ix) financial services. The above continuing connected transactions will be for a term of three years from 1 January 2017 to 31 December 2019. The services referred to in items (i) to (viii) are existing continuing connected transactions and their respective terms (except the pricing terms) are substantially the same as those set out in the 2013 Comprehensive Services Agreement. The relevant pricing terms were elaborated or amended with a view to complying with the guidance letter on pricing policies for continuing connected transactions and their disclosure published by the Stock Exchange in March 2014 and aligning them with the transactions contemplated under the 2016 Comprehensive Services Agreement. The financial services referred to in item (ix) are new continuing connected transactions, including deposit services, lending and other credit services, and other financial services.

2.	DETAILS OF THE TRANSACTIONS CONTEMPLATED UNDER THE 2016 COMPREHENSIVE SERVICES AGREEMENT

(1) Telecommunications Resources Leasing

Unicom Group has agreed to lease to CUCL:

(i)	certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities); and

(ii)	certain other telecommunications facilities required by CUCL for its operations.

The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and telecommunications facilities provided that such charges would not be higher than market rates. CUCL will be responsible for the on-going maintenance of such international telecommunications resources. CUCL and Unicom Group will determine and agree which party is to provide maintenance service for the telecommunications facilities referred to in paragraph (ii) above. Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group is responsible for maintaining any telecommunications facilities referred to in paragraph (ii) above, CUCL will pay to Unicom Group the relevant maintenance service charges which will be determined with reference to market rates, or where there is no market rates will be agreed between the parties and determined on a cost-plus basis. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company will take into account the rates of at least two similar and comparable transactions entered with or carried out by Independent Third Parties or relevant industry profit margins in the corresponding period of reference. The net rental charges and service charges due to Unicom Group for the provision of the above telecommunications resources leasing will be settled between CUCL and Unicom Group on a quarterly basis.

(2)	Property Leasing

CUCL and Unicom Group have agreed to lease to each other properties and ancillary facilities owned by CUCL or Unicom Group (including their respective branch companies and subsidiaries).

The rental charges for the leasing of each other properties and ancillary facilities are based on market rates. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company will take into account the rates of at least two similar and comparable transactions entered with or carried out by Independent Third Parties in the corresponding period of reference. The rental charges are payable quarterly in arrears.

(3)	Value-added Telecommunications Services

Unicom Group (or its subsidiaries) has agreed to provide the customers of CUCL with various types of value-added telecommunications services.

CUCL will settle the revenue generated from the value-added telecommunications services with the branches of Unicom Group (or its subsidiaries) on the condition that such settlement will be based on the average revenue for independent value-added telecommunications content providers who provide value-added telecommunications content to CUCL in the same region. The revenue will be settled on a monthly basis.

(4)	Materials Procurement Services

Unicom Group has agreed to provide comprehensive procurement services for imported and domestic telecommunications materials and other domestic non-telecommunications materials to CUCL. Unicom Group has also agreed to provide services on management of tenders, verification of technical specifications, installation, consulting and agency services. In addition, Unicom Group will sell cable, modem and other materials operated by itself to CUCL and will also provide storage and logistics services in relation to the above materials procurement.

Charges for the provision of materials procurement services will be calculated at the rate of:

(i)	up to 3% of the contract value of those procurement contracts in the case of domestic materials procurement; and

(ii)	up to 1% of the contract value of those procurement contracts in the case of imported materials procurement.

The charges for the provision of materials operated by Unicom Group, and the pricing and/or charging standard of various materials procurement services, and storage and logistics services commission relevant to the direct material procurement are based on the market rates. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services is provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or “reasonable profit margin”, to the extent practicable, management of the Company will take into account the rates of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference. The service charges due to Unicom Group will be settled on a monthly basis.

(5)	Engineering Design and Construction Services

Unicom Group has agreed to provide engineering design, construction and supervision services and IT services to CUCL. Engineering design services include planning and design, engineering inspection, telecommunications electronic engineering, telecommunications equipment engineering and corporate telecommunications engineering. Construction services include services relating to telecommunications equipment, telecommunications routing, power supplies, telecommunications conduit, and technical support systems. IT services include services relating to office automation, software testing, network upgrading, research and development of new business, and development of support systems.

The charges for the provision of engineering design and construction services are based on market rates. Market rates refer to the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. When determining the pricing standard, to the extent practicable, management of the Company will take into account the rates of at least two similar and comparable transactions entered with or carried out by Independent Third Parties in the corresponding period of reference. In the event the recipient will determine the specific provider of engineering design and construction services through tender, the provider will be no less qualified and equipped than the Independent Third Parties, and will participate in the tender procedure in a similar manner as the Independent Third Parties. Under such circumstances, the pricing will be determined by the final rate according to the tender procedure.

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.

(6)	Ancillary Telecommunications Services

Unicom Group has agreed to provide ancillary telecommunications services to CUCL. These services include certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain client telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisitions and servicing and other customers’ services.

The charges payable for the provision of ancillary telecommunications services are determined by the market rates between the two parties. Where there is no market rate or it is not possible to determine the market rates, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services are provided by Independent Third Parties under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or “reasonable profit margin”, to the extent practicable, management of the Company will take into account the rates of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference. The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.

(7)	Comprehensive Support Services

Unicom Group and CUCL have agreed to provide comprehensive support services to each other, including dining services, facilities leasing services (excluding those facilities which are provided under the paragraph headed “Provision of Telecommunications Resources Leasing” above), vehicle services, health and medical services, labour services, security services, hotel and conference services, gardening services, decoration and renovation services, sales services, construction agency, equipment maintenance services, market development, technical support services, research and development services, sanitary services, parking services, staff trainings, storage services, advertising services, marketing, property management services, information and communications technology services (including construction and installation services, system integration services, software development, product sales and agent services, operation and maintenance services, and consultation services).

The service charges are determined by the market rates between the two parties. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services are provided by Independent Third Parties under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company will take into account the rates of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference. The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.

(8)	Shared Services

Unicom Group and CUCL have agreed to provide shared services to each other, including, but not limited to, the following:

(i)	CUCL will provide headquarter human resources services to Unicom Group;

(ii)	Unicom Group and CUCL will provide business support centre services to each other;

(iii)	CUCL will provide hosting services related to the services referred to in paragraphs (i) and (ii) above to Unicom Group; and

(iv)	Unicom Group will provide premises to CUCL and other shared services requested by its headquarters.

In relation to the services referred to in paragraph (ii) above, CUCL will provide support services, such as billing and settlement services provided by the business support centre and operational statistics reports. Unicom Group will provide support services, including telephone card production, development and related services, maintenance and technical support and management services in relation to the telecommunications card operational system.

Unicom Group and CUCL will share the costs related to the shared services proportionately in accordance with their respective total assets value, except that the total assets value of the overseas subsidiaries and the listed company of Unicom Group will be excluded from the total asset value of Unicom Group, and the shared costs proportion will be agreed between Unicom Group and CUCL in accordance with the total assets value set out in the financial statements provided to each other, as adjusted in accordance with their respective total assets value on an annual basis.

(9)	Financial Services

CUCL or its subsidiaries have agreed to provide financial services to Unicom Group, including deposit services, lending and other credit services, and other financial services. Other financial services include settlement services, acceptance of bills, entrusted loans, credit verification, financial and financing consultation, consultation, agency business, approved insurance agent services, and other businesses approved by China Banking Regulatory Commission.

The key pricing policies are follows:

(a)	Deposit Services

The interest rate for Unicom Group’s deposit with CUCL or its subsidiaries will be no more than the maximum interest rate promulgated by the People’s Bank of China for the same type of deposit, the interest rate for the same type of deposit offered to other clients and the applicable interest rate offered by the general commercial banks in PRC for the same type of deposit.

(b)	Lending and other credit services

The lending interest rate will follow the interest rate standard promulgated by the People’s Bank of China, and will be no less than the minimum interest rate offered by CUCL and its subsidiaries to other clients for the same type of loan, and the applicable interest rate offered to Unicom Group by the general commercial banks in PRC for the same type of loan.

(c)	Other financial services

The fees to be charged by CUCL or its subsidiaries for the provision of the financial services to Unicom Group will comply with the relevant prescribed rates for such services as determined by the People’s Bank of China or the China Banking Regulatory Commission. Where no relevant prescribed rate is applicable, the fee will be determined with reference to market rates of similar financial services charges and agreed between the parties.

The service charges will be settled between CUCL or its subsidiaries and Unicom Group as and when the relevant services are provided.

3.	REASONS FOR AND BENEFITS OF THE TRANSACTIONS CONTEMPLATED UNDER THE 2016 COMPREHENSIVE SERVICES AGREEMENT

The services to be provided by Unicom Group pursuant to the 2016 Comprehensive Services Agreement are essential to the on-going operation of the Group’s business activities. Due to the long-standing cooperation between Unicom Group and the Group, both parties have developed an in-depth understanding of each other’s general business needs and are therefore able to provide high quality services to meet others’ demands. In addition, the financial services help enhance the Group’s capital utilization efficiency, increase interest and financial services income, increase access to financing channels and reduce interest expenses which are in line with the Company’s operation and development needs. Accordingly, the service arrangements with Unicom Group under the 2016 Comprehensive Services Agreement will enable the Group to receive high quality services at competitive rates, and can effectively lower its operational expenses and enhance efficiency of the Group.

4.	ANNUAL CAPS

The annual caps for the continuing connected transactions contemplated under the 2016 Comprehensive Services Agreement are set out below.

Respective Annual Caps for Each of the Three Years Ending 31 December 2019

1. Telecommunications Resources Leasing	RMB600 million (equivalent to HK$677 million)

2. Property Leasing	Amount payable by CUCL: RMB2,500 million (equivalent to HK$2,819 million)	Amount payable by Unicom Group: RMB100 million (equivalent to HK$113 million)

3. Value-added Telecommunications Services	RMB500 million (equivalent to HK$564 million)

4. Materials Procurement Services	RMB1,000 million (equivalent to HK$1,128 million)

5. Engineering Design and Construction Services	RMB6,500 million (equivalent to HK$7,329 million)

6. Ancillary Telecommunications Services	RMB4,500 million (equivalent to HK$5,074 million)

7. Comprehensive Support Services	Amount payable by CUCL: RMB3,500 million (equivalent to HK$3,946 million)	Amount payable by Unicom Group: RMB400 million (equivalent to HK$451 million)

8. Shared Services	Amount payable by CUCL: RMB500 million (equivalent to HK$564 million)	Amount payable by Unicom Group: RMB100 million (equivalent to HK$113 million)

9. Financial Services– Daily Lending and Other Credit Services Balance (including accrued interest)	RMB6,300 million (equivalent to HK$7,103 million)

The bases for the annual caps for the continuing connected transactions contemplated under the 2016 Comprehensive Services Agreement are set out below.

(1)	Telecommunications Resources Leasing

For the two years ended 31 December 2014 and 2015 and the six months ended 30 June 2016, the total charges paid by CUCL to Unicom Group for telecommunications facilities leasing under the 2013 Comprehensive Services Agreement amounted to RMB271 million (equivalent to HK$306 million), RMB283 million (equivalent to HK$319 million) and RMB116 million (equivalent to HK$131 million), respectively. The annual cap for the total charges payable by CUCL to Unicom Group for telecommunications facilities leasing under the 2013 Comprehensive Services Agreement was RMB600 million (equivalent to HK$677 million) for each of the three years ended/ending 31 December 2014, 2015 and 2016.

Taking into account (i)the historical charges paid by CUCL to Unicom Group, (ii) the annual depreciation charges of the telecommunications resources and facilities, (iii) the current market rates, (iv) the business plan of the Company in the next three years, and (v) the telecommunications resources and facilities expected to be leased from Unicom Group in the next three years, the total charges for telecommunications resources leasing is expected to increase, particularly due to the continuous business growth of the Company which is expected to drive demand of telecommunication resources leasing. Accordingly the total charges payable by CUCL to Unicom Group for telecommunications resources leasing under the 2016 Comprehensive Services Agreement in each of the three years ending 31 December 2017, 2018 and 2019 is not expected to exceed RMB600 million (equivalent to HK$677 million). This amount has been set as the annual cap for this continuing connected transaction.

(2)	Property Leasing

For the two years ended 31 December 2014 and 2015 and the six months ended 30 June 2016, the total rental charges paid by CUCL to Unicom Group for property leasing under the 2013 Comprehensive Services Agreement amounted to RMB955 million (equivalent to HK$1,077 million), RMB929 million (equivalent to HK$1,047 million) and RMB490 million (equivalent to HK$552 million), respectively. The annual cap for the total rental charges payable by CUCL to Unicom Group for property leasing under the 2013 Comprehensive Services Agreement was RMB1,500 million (equivalent to HK$1,691 million) for each of the three years ended/ending 31 December 2014, 2015 and 2016, respectively.

Taking into account (i) the historical rental charges paid by CUCL to Unicom Group, (ii) the annual depreciation charges, (iii)the current market rates, (iv)the business plan of the Company in the next three years, and (v) the extent and volume of property leasing which CUCL is expected to require from Unicom Group in the next three years, the property leasing fees are expected to increase, particularly as the market rental charges for property leasing in the first and second-tier cities in the PRC are expected to continue to increase. Accordingly the total rental charges payable by CUCL to Unicom Group for property leasing under the 2016 Comprehensive Services Agreement in each of the three years ending 31 December 2017, 2018 and 2019 is not expected to exceed RMB2,500 million (equivalent to HK$2,819 million). This amount has been set as the annual cap for this continuing connected transaction.

For the two years ended 31 December 2014 and 2015 and the six months ended 30 June 2016, there were no rental charges payable by Unicom Group to CUCL for property leasing under the 2013 Comprehensive Services Agreement. The annual cap for the total rental charges payable by Unicom Group to CUCL for property leasing under the 2013 Comprehensive Services Agreement was RMB100 million (equivalent to HK$113 million) for each of the three years ended/ending 31 December 2014, 2015 and 2016, respectively.

Taking into account (i) the historical rental charges paid by Unicom Group to CUCL, (ii)the current market rates, and (iii) the extent and volume of property leasing which Unicom Group is expected to require from CUCL in the next three years, the total rental charges payable by Unicom Group to CUCL for property leasing under the 2016 Comprehensive Services Agreement in each of the three years ending 31 December 2017, 2018 and 2019 is not expected to exceed RMB100 million (equivalent to HK$113 million). This amount has been set as the annual cap for this continuing connected transaction.

(3)	Value-added Telecommunications Services

For the two years ended 31 December 2014 and 2015 and the six months ended 30 June 2016, the total revenue paid by CUCL to Unicom Group for the provision of value-added telecommunications services under the 2013 Comprehensive Services Agreement amounted to RMB51 million (equivalent to HK$58 million), RMB62 million (equivalent to HK$70 million) and RMB18 million (equivalent to HK$20 million), respectively. The annual cap for the total revenue payable by CUCL to Unicom Group for the provision of value-added telecommunications services under the 2013 Comprehensive Services Agreement for each of the three years ended/ending 31 December 2014, 2015 and 2016 was RMB500 million (equivalent to HK$564 million).

Taking into account (i)the historical charges paid by CUCL to Unicom Group, (ii)the current market rates, (iii)the business plan of the Company in the next three years, and (iv) the expected value-added telecommunications services to be provided by Unicom Group in the next three years, the charges for the valued-added telecommunications services are expected to increase, particularly given that the value-added telecommunications services are expected to increase rapidly in the future . Accordingly, the total charges payable by CUCL to Unicom Group for the valued-added telecommunications services under the 2016 Comprehensive Services Agreement in each of the three years ending 31 December 2017, 2018 and 2019 is not expected to exceed RMB500 million (equivalent to HK$564 million). This amount has been set as the annual cap for this continuing connected transaction.

(4)	Materials Procurement Services

For the two years ended 31 December 2014 and 2015 and the six months ended 30 June 2016, the total charges paid by CUCL to Unicom Group for the provision of materials procurement services under the 2013 Comprehensive Services Agreement amounted to RMB91 million (equivalent to HK$103 million), RMB125 million (equivalent to HK$141million) and RMB40 million (equivalent to HK$45 million), respectively. The annual cap for the total charges payable by CUCL to Unicom Group for the provision of materials procurement services under the 2013 Comprehensive Services Agreement was RMB1,000 million (equivalent to HK$1,128 million) for each of the three years ended/ending 31 December 2014, 2015 and 2016, respectively.

Taking into account (i) the historical charges paid by CUCL to Unicom Group, (ii) the current market rates, (iii) the business plan of the Company in the next three years, and (iv) the extent and volume of materials procurement related services that CUCL is expected to require from Unicom Group in the next three years, the charges payable by CUCL to Unicom Group for the provision of materials procurement services are expected to increase, particularly due to the continuous business growth of the Company which is expected to drive demand for material procurement services. Accordingly, the total charges payable by CUCL to Unicom Group for the provision of materials procurement services under the 2016 Comprehensive Services Agreement in each of the three years ending 31 December 2017, 2018 and 2019 is not expected to exceed RMB1,000 million (equivalent to HK$1,128 million). This amount has been set as the annual cap for this continuing connected transaction.

(5)	Engineering Design and Construction Services

For the two years ended 31 December 2014 and 2015 and the six months ended 30 June 2016, the total charges paid by CUCL to Unicom Group for the provision of engineering design and construction services under the 2013 Comprehensive Services Agreement amounted to RMB3,138 million (equivalent to HK$3,538 million), RMB5,018 million (equivalent to HK$5,658 million) and RMB1,938 million (equivalent to HK$2,185 million), respectively. The annual cap for the total charges payable by CUCL to Unicom Group for the provision of engineering design and construction services under the 2013 Comprehensive Services Agreement was RMB5,500 million (equivalent to HK$6,201 million) for each of the three years ended/ending 31 December 2014, 2015 and 2016, respectively.

Taking into account (i) the historical charges paid by CUCL to Unicom Group, (ii) the current market rates, (iii) the business plan of the Company in the next three years, and (iv) the extent and volume of engineering design and construction services that CUCL is expected to require from Unicom Group in the next three years, the charges payable by CUCL to Unicom Group for the provision of engineering design and construction services are expected to increase, particularly as the fixed-line fiber upgrade project is being promoted in the villages and towns of the PRC, and the service area of Unicom continues to expand. Accordingly, the total charges payable by CUCL to Unicom Group for the provision of engineering design and construction services under the 2016 Comprehensive Services Agreement in each of the three years ending 31 December 2017, 2018 and 2019 is not expected to exceed RMB6,500 million (equivalent to HK$7,329 million). This amount has been set as the annual cap for this continuing connected transaction.

(6)	Ancillary Telecommunications Services

For the two years ended 31 December 2014 and 2015 and the six months ended 30 June 2016, the total charges paid by CUCL to Unicom Group for the provision of ancillary telecommunications services under the 2013 Comprehensive Services Agreement amounted to RMB2,111 million (equivalent to HK$2,380 million), RMB2,504 million (equivalent to HK$2,823 million) and RMB1,272 million (equivalent to HK$1,434 million), respectively. The annual cap for the total charges payable by CUCL to Unicom Group for the provision of ancillary telecommunications services under the 2013 Comprehensive Services Agreement was RMB3,000 million (equivalent to HK$3,383 million) for each of the three years ended/ending 31 December 2014, 2015 and 2016.

Taking into account (i) the historical charges paid by CUCL to Unicom Group, (ii) the current market rates, (iii) the business plan of the Company in the next three years, and (iv) the extent and volume of ancillary telecommunications services that CUCL is expected to require from Unicom Group in the next three years, the charges payable by CUCL to Unicom Group for the provision of ancillary telecommunications services are expected to increase, particularly since the future business and 4G subscribers growth of the Company will continue to drive the demand for ancillary telecommunications services, and the operational level of Unicom Group will continue to be enhanced in line with its further expanding service area. Accordingly, the total charges payable by CUCL to Unicom Group for ancillary telecommunications services under the 2016 Comprehensive Services Agreement in each of the three years ending 31 December 2017, 2018 and 2019 is not expected to exceed RMB4,500 million (equivalent to HK$5,074 million). This amount has been set as the annual cap for this continuing connected transaction.

(7)	Comprehensive Support Services

For the two years ended 31 December 2014 and 2015 and the six months ended 30 June 2016, the total charges paid by CUCL to Unicom Group for the provision of support services under the 2013 Comprehensive Services Agreement amounted to RMB840 million (equivalent to HK$947 million), RMB1,455 million (equivalent to HK$1,641 million) and RMB745 million (equivalent to HK$840 million), respectively. The annual cap for the total charges payable by CUCL to Unicom Group for the provision of support services under the 2013 Comprehensive Services Agreement was RMB1,000 million (equivalent to HK$1,128 million), RMB2,000 million (equivalent to HK$2,255 million) and RMB3,500 million (equivalent to HK$3,946 million) for each of the three years ended/ending 31 December 2014, 2015 and 2016.

Taking into account (i) the historical charges paid by CUCL to Unicom Group, (ii) the current market rates, (iii) the business plan of the Company in the next three years, and (iv) the extent and volume of support services that CUCL is expected to require from Unicom Group in the next three years, the charges payable by CUCL to Unicom Group for the provision of support services are expected to increase, particularly given that the future business growth of the Company will continue to drive the demand for comprehensive services, and the operational level of Unicom Group will continue to be enhanced in line with its further expanding service area . Accordingly, the total charges payable by CUCL to Unicom Group for support services under the 2016 Comprehensive Services Agreement in each of the three years ending 31 December 2017, 2018 and 2019 is not expected to exceed RMB3,500 million (equivalent to HK$3,946 million). This amount has been set as the annual cap for this continuing connected transaction.

For the two years ended 31 December 2014 and 2015 and the six months ended 30 June 2016, the total charges paid by Unicom Group to CUCL for the provision of comprehensive services under the 2013 Comprehensive Services Agreement amounted to RMB19 million (equivalent to HK$21 million), RMB12 million (equivalent to HK$14 million) and RMB3 million (equivalent to HK$3 million), respectively. The annual cap for the total charges payable by Unicom Group to CUCL for the provision of support services under the 2013 Comprehensive Services Agreement was RMB200 million (equivalent to HK$226 million) for each of the three years ended/ending 31 December 2014, 2015 and 2016, respectively.

Taking into account (i) the historical charges paid by Unicom Group to CUCL, (ii) the current market rates, (iii) the business plan of the Company in the next three years, and (iv) the extent and volume of support services that Unicom Group is expected to require from CUCL in the next three years, the charges payable by Unicom Group to CUCL for the provision of support services are expected to increase, particularly given that the future business growth will continue to drive the demand for comprehensive services in the IT sector. Accordingly, the total charges payable by Unicom Group to CUCL for the provision of information and communications technology services under the 2016 Comprehensive Services Agreement in each of the three years ending 31 December 2017, 2018 and 2019 is not expected to exceed RMB400 million (equivalent to HK$451 million). This amount has been set as the annual cap for this continuing connected transaction.

(8)	Shared Services

For the two years ended 31 December 2014 and 2015 and the six months ended 30 June 2016, the total charges paid by CUCL to Unicom Group for shared services under the 2013 Comprehensive Services Agreement amounted to RMB119 million (equivalent to HK$134 million), RMB107 million (equivalent to HK$121 million) and RMB52 million (equivalent to HK$59 million), respectively. The annual cap for the total charges payable by CUCL to Unicom Group for shared services under the 2013 Comprehensive Services Agreement was RMB500 million (equivalent to HK$564 million) for each of the three years ended/ending 31 December 2014, 2015 and 2016.

Taking into account (i) the historical charges paid by CUCL to Unicom Group, (ii) the business plan of the Company in the next three years, and (iii) the extent and volume of shared services that CUCL is expected to require from Unicom Group in the next three years, the charges payable by CUCL to Unicom Group for the provision of shared services are expected to increase, particularly given that the future business growth will continue to increase the demand for shared services in the future. Accordingly, the total charges payable by CUCL to Unicom Group for shared services under the 2016 Comprehensive Services Agreement in each of the three years ending 31 December 2017, 2018 and 2019 is not expected to exceed RMB500 million (equivalent to HK$564 million). This amount has been set as the annual cap for this continuing connected transaction.

During the two years ended 31 December 2014 and 2015 and the six months ended 30 June 2016, there were no charges payable by Unicom Group to CUCL for shared services under the 2013 Comprehensive Services Agreement. The annual cap for the total charges payable by Unicom Group to CUCL for shared services under the 2013 Comprehensive Services Agreement was RMB100 million (equivalent to HK$113 million) for each of the three years ended/ending 31 December 2014, 2015 and 2016.

Taking into account (i) the historical charges paid by Unicom Group to CUCL, (ii) the business plan in the next three years, and (iii) the extent and volume of shared services which Unicom Group is expected to require from CUCL in the next three years, the total charges payable by Unicom Group to CUCL for shared services under the 2016 Comprehensive Services Agreement in each of the three years ending 31 December 2017, 2018 and 2019 is not expected to exceed RMB100 million (equivalent to HK$113 million). Accordingly, this amount has been set as the annual cap for this continuing connected transaction.

(9)	Financial Services

The cap of the daily lending and other credit services balance (including accrued interests) offered to Unicom Group by CUCL and its subsidiaries in each of the three years ending 31 December 2017, 2018 and 2019 shall not exceed RMB6,300 million (equivalent to HK$7,103 million). The Board has considered the Group’s financial position and cash flow in future and the expected demand for lending services of Unicom Group when determining such annual cap.

To the best of the information of the Directors, as at the date of the announcement, the respective transactions under the 2013 Comprehensive Services Agreement have not exceeded the relevant annual cap for the year ending 31 December 2016.

5.	CONDITIONS TO THE 2016 COMPREHENSIVE SERVICES AGREEMENT BECOMING EFFECTIVE

The 2016 Comprehensive Services Agreement will become effective upon approval by the shareholders of Unicom A Share Company at its general meeting. The general meeting of Unicom A Share Company is expected to be held in December 2016.

6.	INTERNAL CONTROLS

The Company has formulated and strictly implemented various systems including the Administrative Measures of Connected Transactions of China Unicom to ensure that connected transactions are properly entered into in accordance with pricing mechanisms and the terms of the transactions are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

The staff from the relevant business departments and the connected persons of the Company will negotiate the pricing terms of the continuing connected transactions. These pricing terms will be determined in accordance with the pricing policy principles set out in the relevant comprehensive services agreement, which should be fair and reasonable and subject to the review of the finance department.

The legal department is responsible for the review of the agreement for connected transactions. The finance department takes the lead in the daily management and supervision of connected transactions, including liaising with the relevant business departments for account reconciliation with connected parties, monitoring the implementation of connected transactions together with business departments on a routine basis and performing supervisory examination. The finance department regularly reports the status of the implementation of connected transactions to the Audit Committee. The audit department includes review on connected transactions into the scope of annual internal control assessment and reports the results to the management.

The auditors of the Company will review the respective continuing connected transactions of the Company and will confirm that nothing has come to their attention that cause them to believe that the continuing connected transactions:

a.	have not been approved by the Board;

b.	were not, in all material respects, in accordance with the pricing policies as set out in the relevant agreement;

c.	were not entered into, in all material respects, in accordance with the relevant agreements; and

d.	have exceeded their respective annual caps.

The independent non-executive Directors conduct annual review on the continuing connected transactions and confirm that the transactions have been entered into (a) in the ordinary and usual course of business of the Group; (b) either on normal commercial terms or better or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from Independent Third Parties; and (c) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

The Board oversees the Company’s risk management and internal control systems, including the internal control systems of connected transactions on an ongoing basis and the Board, through the Audit Committee, conducts an annual review of the internal control system of the Company for each financial year. After receiving the reports from the Internal Audit Department and the confirmation from the management to the Board on the effectiveness of these systems, the Board confirms that the Company’s internal control system is effective.

7.	CONNECTION BETWEEN THE PARTIES AND HONG KONG LISTING RULES IMPLICATION

Unicom Group is the ultimate parent company of the Company and, as at the date of this announcement, indirectly controls approximately 74.36% of the issued share capital of the Company through its shareholdings in Unicom BVI and Unicom Group BVI, which directly hold 40.61% and 33.75% of the issued share capital of the Company, respectively. As CUCL is a member of the Group and Unicom Group is a connected person of the Company, the transactions contemplated under the 2016 Comprehensive Services Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

As the highest of the applicable percentage ratios (other than the profits ratio) in respect of the annual caps for each of the continuing connected transactions (other than the provision of financial services) under the 2016 Comprehensive Services Agreement will, on an annual basis, be more than 0.1% but less than 5%, such continuing connected transactions are only subject to the reporting, announcement and annual review requirements under Rule 14A.76(2) of the Listing Rules but exempt from the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. Particulars of these transactions will be included in the relevant annual report of the Company in accordance with Rules 14A.49 and 14A.71 of the Listing Rules.

In respect of the lending and other credit services to be provided by CUCL or its subsidiaries to Unicom Group, such services will be on normal commercial terms or better and are in the interests of the Group. As the highest applicable percentage ratio for the cap of the lending and other credit services (calculated using the daily lending and other credit services balance (including accrued interest)) exceeds 0.1% but is less than 5%, the provision of the lending and other credit services is subject to the reporting, announcement and annual review requirements under Rule 14A.76(2) of the Listing Rules but exempt from the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. Particulars of such transactions will be included in the relevant annual report of the Company in accordance with Rules 14A.49 and 14A.71 of the Listing Rules.

In respect of the deposit services to be provided by CUCL or its subsidiaries to Unicom Group will be on normal commercial terms or better and are in the interests of the Group, and no security over the assets of the Group is or will be granted in respect of the provision of such deposit services, the provision of the deposit services to be provided by CUCL or its subsidiaries to Unicom Group is fully exempt from reporting, announcement, annual review and independent shareholders’ approval requirements pursuant to Rule 14A.90 of the Listing Rules, and no cap is required to be set in this regard.

In respect of the provision of other financial services by CUCL or its subsidiaries to Unicom Group, such services will be carried out on normal commercial terms or better and are in the interests of the Group. As each of the applicable percentage ratios for the total annual amount of the service fees in each year during the term of the 2016 Comprehensive Services Agreement is expected to be below 0.1%, the provision of other financial services by CUCL or its subsidiaries to Unicom Group is fully exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements pursuant to Rule 14A.76(1) of the Listing Rules.

8.	OPINION OF THE DIRECTORS

The Board has passed resolutions to approve the 2016 Comprehensive Services Agreement. Mr. Wang Xiaochu, Mr. Lu Yimin and Mr. Li Fushen, who are directors of Unicom Group, have voluntarily abstained from voting on the relevant resolutions of the Board. Other directors do not have material interest in such transactions contemplated under the 2016 Comprehensive Services Agreement nor have abstained from voting in respect of the relevant Board resolutions.

The Board (including the independent non-executive Directors but excluding the Directors who have voluntarily abstained from voting) is of the view that the 2016 Comprehensive Services Agreement and any transactions contemplated thereunder are entered into in the ordinary and usual course of business of the Company and the terms of the 2016 Comprehensive Services Agreement are on normal commercial terms or better. The terms of the 2016 Comprehensive Services Agreement and the applicable annual caps are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

9.	GENERAL INFORMATION

The Company was incorporated in Hong Kong on 8 February 2000. CUCL is a limited liability company incorporated on 21 April 2000 under the laws of the PRC and is a wholly-owned subsidiary of the Company. Through CUCL and its other subsidiaries, the Company provides a full range of telecommunications services in the PRC, including mobile broadband (LTE FDD, TD-LTE, WCDMA), fixed-line broadband, GSM, fixed-line local assess, ICT, data communications and other related value-added services.

Unicom Group is a state-owned enterprise incorporated under the laws of the PRC and is the ultimate parent company of the Company. Unicom Group is principally engaged in telecommunications and related businesses in the PRC, including providing fixed-lined telephone, mobile, broadband and Internet-based services across the PRC.

10.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the meanings set out below:

“2013 Comprehensive Services Agreement”	the Comprehensive Services Agreement dated 24 October 2013 entered into by CUCL and Unicom Group

“2016 Comprehensive Services Agreement”	the Comprehensive Services Agreement dated 25 November 2016 entered into by CUCL and Unicom Group

“Board”	the board of directors of the Company

“Company”	(China Unicom (Hong Kong) Limited), a company incorporated under the laws of Hong Kong with limited liability and whose Shares and ADSs are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively

“connected person”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“CUCL”	(China United Network Communications Corporation Limited), a foreign-invested enterprise established under the laws of the PRC and a wholly-owned subsidiary of the Company

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Third Party”	any party who is not connected (within the meaning of the Listing Rules) with any Director, chief executive or substantial shareholder of the Company or any of its subsidiaries or any associate of any of them

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“percentage ratio”	has the meaning ascribed to it in Chapter 14 of the Listing Rules

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	the shareholders of the Company

“Unicom A Share Company”	(China United Network Communications Limited), a company incorporated in the PRC with limited liability, whose shares are listed on the Shanghai Stock Exchange, and an immediate controlling shareholder of Unicom BVI. Unicom Group is its immediate controlling shareholder

“Unicom BVI”	China Unicom (BVI) Limited, a company incorporated under the laws of the British Virgin Islands in which Unicom Group holds a 17.90% equity interest and Unicom A Share Company holds a 82.10% equity interest as at the date of the announcement, and an immediate controlling shareholder of the Company

“Unicom Group”	(China United Network Communications Group Company Limited), a state-owned enterprise established under the laws of the PRC and the ultimate parent company of the Company

“Unicom Group BVI”	China Unicom Group Corporation (BVI) Limited, a company incorporated in the British Virgin Islands in which Unicom Group holds a 100% equity interest, and an immediate controlling shareholder of the Company

This announcement contains translations between Renminbi and Hong Kong dollar amounts at RMB0.8869= HK$1. The translations should not be taken as a representation that the Renminbi could actually be converted into Hong Kong dollars at that rate or at all.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED YUNG SHUN LOY JACKY Company Secretary

Hong Kong, 25 November 2016

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Lu Yimin and Li Fushen
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny